06007981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 209

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52218 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gagnon Securities, LLC ~~and Subsidiary~~

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of Americas, 24th Floor
(No. and Street)

New York, (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan E. Grant (212) 554-5052
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Neil J. Gagnon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gagnon Securities, LLC and Subsidiary, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maureen A Hopkins
Notary Public, State of NY
Qualified in Richmond County
Reg. #01HO4913981
Comm Exp 12/07/2009

[Signature]
Notary Public

[Signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

# GAGNON SECURITIES, LLC AND SUBSIDIARIES

December 31, 2005

# CONTENTS

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
**Gagnon Securities, LLC and Subsidiaries**

We have audited the accompanying consolidated statement of financial condition of Gagnon Securities, LLC and Subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gagnon Securities, LLC and Subsidiaries as of December 31, 2005, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

As explained in Note B, the financial statements include investments valued at $6,849,927, representing 63% of members' equity at December 31, 2005, whose values have been estimated by management in the absence of readily ascertainable market values. We have reviewed the procedures used by management in arriving at its estimate of value of such investments and have inspected underlying documentation and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. Due to the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the difference could be material.

Grant Thornton LLP

New York, New York
February 10, 2006

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com



Grant Thornton LLP
US member of Grant Thornton International

Gagnon Securities, LLC and Subsidiaries

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2005

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 1,469,849 |
| Financial instruments owned | |
| At market value | 757,775 |
| At fair value | 6,849,927 |
| Receivable from clearing broker | 617,283 |
| Investment in affiliated limited liability company | 437,075 |
| Furniture, fixtures and leasehold improvements, less accumulated depreciation and amortization of $1,011,741 | 991,658 |
| Other assets | 527,102 |
| Total assets | $11,650,669 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Employee compensation payable | $ 163,597 |
| Accounts payable and accrued expenses | 796,023 |
| | 959,620 |
| Commitments | |
| Members' equity | 10,953,011 |
| Capital notes receivable from members | (261,962) |
| | 10,691,049 |
| Total liabilities and members' equity | $11,650,669 |

*The accompanying notes are an integral part of this statement.*

Gagnon Securities, LLC and Subsidiaries

## CONSOLIDATED STATEMENT OF INCOME

Year ended December 31, 2005

| | |
|---|---|
| Revenues | |
| Commission income | $11,773,436 |
| Realized loss on securities | (154,436) |
| Investment income in affiliated limited liability company | 437,075 |
| Interest | 270,512 |
| Unrealized loss on securities owned | (351,409) |
| Fund management fees | 381,686 |
| Other | 2,090,012 |
| Total revenue | 14,446,876 |
| Expenses | |
| Employee compensation and benefits | 4,993,738 |
| Clearance and execution fees | 1,771,238 |
| Occupancy, office supplies and services | 1,273,199 |
| Communications | 919,360 |
| Professional and consulting fees | 306,357 |
| Taxes | 268,465 |
| Other expenses | 2,373,123 |
| Total expenses | 11,905,480 |
| NET INCOME | $ 2,541,396 |

*The accompanying notes are an integral part of this statement.*

Gagnon Securities, LLC and Subsidiaries

## CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2005

| | Members' equity | Capital notes receivable from members | Total |
|---|---|---|---|
| Members' equity, January 1, 2005 | $10,126,856 | $(130,948) | $ 9,995,908 |
| Net income | 2,541,396 | - | 2,541,396 |
| Capital contributions | 327,256 | (327,256) | - |
| Capital notes receivable collected | - | 196,242 | 196,242 |
| Capital withdrawals | (2,042,497) | - | (2,042,497) |
| Members' equity, December 31, 2005 | $10,953,011 | $(261,962) | $10,691,049 |

*The accompanying notes are an integral part of this statement.*

Gagnon Securities, LLC and Subsidiaries

## CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2005

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 2,541,396 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation and amortization | 532,936 |
| Changes in operating assets and liabilities | |
| Increase in financial instruments owned - at market value | (158,819) |
| Increase in financial instruments owned - at fair value | (1,622,132) |
| Decrease in investment in affiliated limited liability company | 424,238 |
| Decrease in receivable from clearing broker | 158,313 |
| Increase in other assets | (90,219) |
| Increase in employee compensation payable | 53,055 |
| Decrease in accounts payable and accrued expenses | (356,095) |
| Net cash provided by operating activities | 1,482,673 |
| Cash flows from investing activities | |
| Purchase of furniture, fixtures and leasehold improvements | (679,746) |
| Net cash used in investing activities | (679,746) |
| Cash flows from financing activities | |
| Capital withdrawals | (2,042,497) |
| Capital contributions received | 196,242 |
| Net cash used in financing activities | (1,846,255) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (1,043,328) |
| Cash and cash equivalents at beginning of year | 2,513,177 |
| Cash and cash equivalents at end of year | $ 1,469,849 |
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for | |
| Taxes | $ 201,086 |
| Non-cash financing activity: | |
| Capital notes receivable from members | $ 327,256 |

*The accompanying notes are an integral part of this statement.*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

### NOTE A - ORGANIZATION

Gagnon Securities, LLC and Subsidiaries (the "Company"), formed in November 1999 as a continuation of a portion of the brokerage business of Gilder, Gagnon, Howe & Co., LLC, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. on June 1, 2000. The Company provides brokerage and investment services to its clients. The Company clears all customer securities transactions through its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of SEC rule 15c3-3 under paragraph k(2)(ii).

### NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the assets, liabilities and results of operations of Gagnon Investments, Inc. ("GII") and Gagnon Advisors, LLC ("GA"), both wholly-owned subsidiaries of the Company. GII is the Managing Member and Manager of Gagnon Investment Associates LLC ("GIA"), an investment company of which the Managing Member of the Company, Neil J. Gagnon, is a member. GA is the Investment Manager of GIA and GIS Fund of Funds, LLC ("GIS"). The Company invests in GIS. All intercompany balances and transactions have been eliminated.

Securities transactions are recorded on a trade-date basis.

Investments in marketable securities owned are valued at the last sale price quoted on the date on which the security is traded on a nationally recognized securities exchange or the NASDAQ Stock Market National Market System ("NASDAQ"), as the case may be, which represents the principal market on which the security is traded. Investments that are not readily marketable include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2005, these investments are recorded at their estimated fair value as determined by management.

Commission revenue and related expenses are recorded on a trade-date basis.

Furniture, fixtures and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the lease.

Capital notes receivable from members related to the purchase of membership interests in the Company are classified as a debit in members' equity until paid.

## NOTE B (continued)

Cash and cash equivalents include cash balances maintained at a financial institution and the clearing broker.

No provision has been made for Federal or state income taxes since the taxable income or loss of the Company is to be included in the tax returns of the members. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE C - FINANCIAL INSTRUMENTS OWNED

At December 31, 2005, financial instruments owned consist of the following:

| | |
|---|---|
| Corporate equities | $2,601,289 |
| Corporate debt | 2,120,000 |
| Private partnerships | 2,886,413 |
| | $7,607,702 |

Included in private partnerships is an investment of $2,000,000 in GIS.

## NOTE D - TRANSACTIONS WITH CLEARING BROKER AND CUSTOMERS

Pursuant to a clearing agreement, the Company's clearing broker, Bear Stearns Clearing Corp., provides securities clearance, settlement and custodial services for the customers of the Company.

The clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The clearing broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

## NOTE E - RELATED PARTY TRANSACTIONS

As the Managing Member and Manager of GIA, GII receives an incentive allocation of 20% of the net profits allocated to each GIA member's capital account. For the year ended December 31, 2005, such incentive allocation amounted to $437,075, which is presented as investment income in affiliated limited liability company on the consolidated statement of income.

As an Investment Manager, GA receives a management fee of .75% per annum of the net asset value of GIA and a management fee of 1.5% per annum of the net asset value from GIS. For the year ended December 31, 2005, total management fees earned by GA amounted to $322,086. At December 31, 2005, management fee receivable was $131,817 and is included in other assets on the consolidated statement of financial condition.

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, GIA. Commission earned from GIA for the year ended December 31, 2005 amounted to approximately $131,900. The Company did not charge GIA for operating overhead costs incurred on GIA's behalf for the year ended December 31, 2005.

For the year ended December 31, 2005, the Company has earned a management fee of $59,600 from GagnonLee Management LLC ("GLM"), an entity in which the Company has a membership interest. As of December 31, 2005, management fee receivable from GLM of $32,000 is included in other assets.

## NOTE F - COMMITMENTS

The Company is obligated under a noncancellable operating lease through 2015. In addition to base rent, the lease provides for the Company to pay certain expenses. Rent expense under the lease was approximately $531,000 for the year ended December 31, 2005. Future aggregate minimum annual rent payments are approximately as follows:

| Fiscal year | Minimum rental commitment |
|---|---|
| 2006 | $ 601,000 |
| 2007 | 601,000 |
| 2008 | 601,000 |
| 2009 | 601,000 |
| 2010 | 641,000 |
| Thereafter | 2,743,000 |
| | $5,788,000 |

## NOTE G - EMPLOYEE BENEFIT PLAN

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(a) of the Internal Revenue Code covering substantially all full-time, salaried employees. The Plan is funded entirely by the Company. The Company accrued $432,665 of contributions for the year ended December 31, 2005.

## NOTE H - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2005, the Company had net capital of $1,465,155, which exceeded its requirement of $63,975 by $1,401,180.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing brokers to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

## SUPPLEMENTARY INFORMATION

Gagnon Securities, LLC and Subsidiaries

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

| | |
|---|---|
| Net capital | |
| Members' equity | $10,691,049 |
| Deductions and/or charges | |
| Nonallowable assets | |
| Furniture, fixtures and leasehold improvements | 991,658 |
| Financial instruments owned - at fair value | 6,849,927 |
| Investment in affiliated limited liability company | 437,075 |
| Other assets | 527,102 |
| Other deductions or charges | 303,974 |
| | 9,109,736 |
| Net capital before haircuts and undue concentration charges on securities positions | 1,581,313 |
| Haircuts on securities positions | |
| Stocks | 69,939 |
| Undue concentrations | 46,219 |
| | 116,158 |
| Net capital | 1,465,155 |
| Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $959,620 or $5,000 | 63,975 |
| Excess net capital | $ 1,401,180 |
| Ratio of aggregate indebtedness to net capital | .65 to 1 |

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.